

SECU 05041122 SION

AM 3-22-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53670

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Essex & York, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 33rd Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Barile **(212) 389-9400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH. D.C.
179

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/23/05

OATH OR AFFIRMATION

I, **Joseph R. Barile**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Essex & York, Inc.**, as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIETTE NGOC TRAN
NOTARY PUBLIC - STATE OF NEW YORK
QUALIFIED IN [illegible] COUNTY
MY COMMISSION EXPIRES 10-01-20 05

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX & YORK, INC.

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Essex & York, Inc.

We have audited the accompanying statement of financial condition of Essex & York, Inc. as of December 31, 2004, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex & York, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 1, 2005

ESSEX & YORK, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	155,216
Commissions receivable		426,732
Deposit with clearing broker		50,683
Furniture and equipment, net of accumulated depreciation of $3,236		65,431
Prepaid expense		867
Total assets	**$**	**698,929**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	336,784
Income taxes payable		24,621
Total liabilities		361,405
COMMITMENTS AND CONTINGENCIES (Note 3)		
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, no par value; 100 shares authorized; authorized, issued and outstanding		49,995
Preferred stock, $.001 par value; 132 shares authorized, shares issued and outstanding		-
Additional paid-in capital		156,829
Retained earnings		130,700
Total shareholders' equity		337,524
Total liabilities and shareholders' equity	**$**	**698,929**

The accompanying notes are an integral part of this statement.

ESSEX & YORK, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commissions and fees	$ 1,494,116
Investment banking	523,415
Other income	62,652
Total revenue	2,080,183
EXPENSES:	
Commissions	1,075,752
Employee compensation and benefits	229,214
Contract and professional	129,414
General and administrative	172,186
Clearing and trading	111,270
Regulatory	68,221
Occupancy	58,115
Other expenses	46,200
Total expenses	1,890,372
NET INCOME BEFORE INCOME TAX PROVISION	189,811
Income tax provision	24,621
NET INCOME	**$ 165,190**

The accompanying notes are an integral part of this statement.

ESSEX & YORK, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock		Preferred Stock		Additional	Retained
	Shares	Amount	Shares	Amount	Paid-In Capital	Earnings
BALANCES, December 31, 2003	100	$ 49,995	132	-	$ 156,829	$ (34,490)
Net income	-	-	-	-	-	165,190
BALANCES, December 31, 2004	**100**	**$ 49,995**	**132**	**$ -**	**$ 156,829**	**$ 130,700**

The accompanying notes are an integral part of this statement.

ESSEX & YORK, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 165,190
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,236
Increase in commissions receivable	(424,721)
Increase in due from clearing broker	(214)
Decrease in prepaid expenses	15,340
Increase in accounts payable	318,299
Increase in income taxes payable	24,621
Net cash provided by operating activities	101,751
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(68,667)
NET INCREASE IN CASH AND CASH EQUIVALENTS	33,084
CASH AND CASH EQUIVALENTS, at beginning of year	122,132
CASH AND CASH EQUIVALENTS, at end of year	**$ 155,216**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Queen City Investment Funds, Inc. was incorporated in Ohio on November 20, 2001, and was approved as a securities broker-dealer registered with the Securities and Exchange Commission in March 2002. In July 2003, an unrelated individual purchased 100 percent of Queen City Investment Funds, Inc. common shares and subsequently changed its name to Essex & York, Inc. (the "Company"). All operations of the Company have been relocated to New York, and it was approved as a securities broker-dealer registered with the Securities and Exchange Commission in December 2003.

Securities Transactions

The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, deposits with clearing broker, receivables, other assets and accounts payable are carried at amounts that approximate fair value due to the short-term nature of the instruments. When the Company holds securities for its own account, they are valued at market value using quoted market prices.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Depreciation

The Company provides for depreciation of furniture and equipment on a straight-line basis over the estimated lives of five to seven years.

Income Taxes

The Company utilized its remaining net operating loss carryforward of approximately $53,700 for income tax purposes to offset income taxes currently due. At December 31, 2004, the Company recorded an income tax provision of $24,621. The Company's provision for income taxes is higher then what would be expected if the federal statutory rate applied to the Company's income before taxes primarily due to timing differences relating to depreciation and prepaid expenses. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2004 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Timing differences due to depreciation and prepaid expenses	$ 24,729
Valuation allowance for deferred tax assets	(24,729)
	$ -

The valuation allowance decreased $13,271 for the year ending December 31, 2004.

Common and Preferred Stock

In July 2003, 100 shares of the outstanding common stock of the Company were purchased by an unrelated individual. In October 2003, 132 shares of preferred stock were issued to a related third party for cash consideration of $156,829.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $270,212 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.34 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company paid $50,000 to a related entity as a management fee for providing management and administrative services. At December 31, 2004, the Company had a payable due to the related entity of $100,000.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company completes securities transactions on behalf of its clients through its clearing broker including the execution, settlement and financing of such transactions. These client transactions may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In addition, the Company bears the risk of any financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's deposit with this clearing broker could be subject to forfeiture. Also, the Company has deposits in banks in excess of the federally insured amount of $100,000. The amounts in excess of $100,000 are subject to loss should the bank cease business.

SUPPLEMENTARY INFORMATION

ESSEX & YORK, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

CREDIT:		
Shareholders' equity	$	337,524
DEBITS:		
Nonallowable assets		
Furniture and equipment, net		65,431
Prepaid expense		867
Total debits		66,298
Net capital before haircuts		271,226
Haircuts on money market funds		1,014
NET CAPITAL		270,212
Minimum requirements of 6-2/3% of aggregate indebtedness of $361,405 or $50,000, whichever is greater		50,000
Excess net capital	**$**	**220,212**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	336,784
Income taxes payable		24,621
TOTAL AGGREGATE INDEBTEDNESS	**$**	**361,405**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.34 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as amended by the Company with the unaudited Form X-17A-5 as of December 31, 2004.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Essex & York, Inc.

In planning and performing our audit of the financial statements and supplementary information of Essex & York, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Essex & York, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Essex & York, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

In addition, our review indicated that Essex & York, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Greenwood Village, Colorado
February 1, 2005

ESSEX & YORK, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004